
OneAir
TRAVEL APP FOR A NEW GENERATION
Explore the world on your budget with AI-Powered OneAir
GET IT ON Google Play
Download on the App Store
Your Budget
Explore the world
$400
Where From
San Francisco (SFO)
San Jose (SJC)
Where To
Europe
Asia
Italy (IT)
When
Jan 2023
Mar 2023
Apr 2023
Cabin Class
Business Class
Economy
San Francisco (SFO), San Jose (SJC)
Europe, Asia, Italy
San Francisco to Rome, Italy
$850 $392

INVEST IN **ONEAIR AI**

Travel App For A New Generation of Travelers Powered By AI

LEAD INVESTOR



Sriram Sundararajan

I have known the founding team of Rahul and Kali for a while now and seen them working from close quarters to build OneAir brick by brick. Their phenomenal dedication to building OneAir and taking off to a flying start motivated me to become their Lead Investor in this WeFunder round. I truly believe that OneAir is disrupting the travel deals through booking vacation experiences for leisure travelers like myself. The TravelTech industry is not an easy industry to break into and has a strong competitive moat. The focus on building a great platform is evident in every single action from the team be it design, development, testing or support. I fully support this founding team and I hope you will support them by participating with me in this round!

Invested $10,000 this round

oneair.ai Fremont CA

Highlights

1. OneAir's mission is to inspire the new generation of travelers to explore the world on a budget.

2. Powered by AI, OneAir is an all-in-one, members-only, personalized flight deal platform.

3. Grew new signups over 300% MoM and $75K GMV in just 3 months since launch.

4. Freemium subscription model with a consistent 10% conversion from "Free" to "Paid " plans.

5. Investors include OneAir beta members and travel industry veterans. Join the travel revolution!

6. Addressing next-gen US market of 151M millennials and Gen Zers with $350B in travel spending power.

7. Leadership and advisory team from Netflix, Pfizer, PWC, Stanford & Guardant health.

8. Expand globally into Canada and India by early 2024. Singapore, Australia, Germany and UK by 2025

Our Team



Rahul Ramadoss CEO and Co-founder

As the CEO of OneAir, Rahul is the driving force behind the platform's development



and future path. Previous to founding OneAir, Rahul held management roles at Netflix, Namco Bandai Games, Pfizer, Gilead Sciences and Guardant Health.



Kali Pothuraju CTO and Co-founder

Prior to co-founding OneAir, Kali held technical leadership roles and spent over 25 years in diverse industries and successful startups such as Guardant Health, Adaptive Biotech.



Sriram Sundararajan Advisor | Investor

Ex-PwC, Adjunct Professor at Stanford, Adjunct Faculty of Marketing at Santa Clara University, Entrepreneur, Startup Advisor and Investor



Peter Lee Advisor | Investor

Experienced technology and operational executive delivering high-growth, global consumer solutions for Oracle, Netflix, Intuit, and Lensway. Board member and advisor to various consumer startups.



Rupesh Velji Advisor | Investor

Dynamic and accomplished travel industry veteran with an illustrious 23+ years of expertise in the airlines industry. Possesses an in-depth understanding of the intricacies within the travel industry ecosystem.

💰✈️ Budget-friendly, members-only personalized flight deal platform powered by AI


Latest Deals
Latest secret deals from your airports
New deals are added to the site regularly to give you a
OneAir


vast array of choices
Current Home Airport Selected
San Francisco (SFO)
Trending Deals
My Wishlist
My Destination Deals
Premium
Elite
Economy Class
Filters
Premium
64°F
Roundtrip
Economy
$850 $455
San Francisco to Barcelona, Spain
Availability from Dec 2023 - Mar 2024
TRAVELING
REINVENTED & REIMAGINED
We are on a mission: To make travel affordable and inspire the new generation of travelers to see the world for less.
GET IT ON Google Play
Download on the App Store

OneAir is an AI-driven travel technology company that sends out personalized flight deal alerts to top destinations worldwide from members' home airports. Designed for the new generation of modern travelers, the app provides members with information they need to get the best deals on flights and notifies them when airlines offer fares 40% to 90% off average prices. The new app accurately presents a diverse range of airline deals and choices in a sleek and intuitive interface. OneAir is an accredited travel agency. We partner with multiple airline consolidators, wholesalers, and travel suppliers so that our members can feel confident they are booking the perfect vacation at the best price.

📈 Massive Market Opportunity


MARKET OPPORTUNITY
Target Market: Next-Gen consists of 151 million millennials and Gen Zers with $350 billion in spending power in the U.S alone
OneAir
Millennials and Gen Zers are leading the post-COVID travel recovery. They spend more on travel, demand instant gratification and are cost-conscious. They are influenced by deals and travel offers more than any other generations.


$350B+
Total Addressable Market
GROWTH
Total Addressable Market (TAM) represents the total spending on travel by Millennials and Gen Zers.
Total market projected to reach $1,737.3 billion by 2027, registering a CAGR of 22.6% from 2021 to 2027.
$1.0T
Global Leisure Trips
Total market

Target Market: Next-Gen consists of 151 million millennials and Gen Zers with $350 billion in spending power on travel in the U.S alone.

To put that in perspective, more than half of Americans are millennials or younger.

This market will continue to expand, allowing OneAir to take full advantage of it.

Key facts and findings:

- An estimated **235 million tourists travelled internationally** in the first three months, **more than double** the same period of 2022. [UNTWO]
- 84% of Gen Z and Millennials would rather take a dream vacation than purchase a new luxury item, with 79% of them agreeing that travel is an important budget priority. [American Express]
- Google searches for "Flight Hacks For Cheap Flights" and "Travel Hack Flights" rose by 450% and 200%, respectively, between 2021 and 2022. [Ypulse]
- Nearly three in five travelers don't have a specific destination in mind [Expedia]
- A survey in 2022 revealed that 64% of Gen Z And Millennials considered travel to be more important to them today than it was before the Pandemic. [Ypulse]

- 96% of Hopper users, who are predominantly Gen Z and millennial travelers, claim they plan to take at least one trip in 2023 [Hopper]
- 62% of searches made for flights in 2023 are for international destinations, compared to 55% of searches made at the same time last year. [Hopper]
- Flights: Airfare for 2023 international trips is currently averaging above 2022 prices, as both demand and costs remain high for airlines. International airfare is expected to increase to all regions of the world compared to this time last year. High demand will drive up airfare and hotel prices, especially as Americans remain willing to pay more. [Hopper]

😟 The Problem


THE PROBLEM
OneAir
Our Audience - Gen Z and Millennials are spending needless time worrying about finding and booking the best travel offer.
20+
Average # of sites travelers visit to finalize and book travel.
176 Hrs
The amount of time the average American spends scrolling through social media for travel inspiration.
79%
Worry about getting the best deal when booking a trip
89%
Agree that they want to travel to destinations they've never visited before.
62%
Say that finding a flight for any trip is incredibly stressful.

Planning a trip that suits a traveler's destination and budget preferences can be a daunting and stressful task.

Anyone who has ever attempted to plan a trip would know how time consuming and painful the entire process can be. Spending countless hours navigating through dozens of different websites and apps, searching for the best travel offers can be quite frustrating.

- Flight deal searching is still a rudimentary process. Travelers need to say exactly where and when they want to travel.
- The average traveler visits 20+ sites to finalize and book a single trip.
- The traditional travel sites are cluttered with hundreds of choices that easily overwhelm travelers.
- Most of the fare alerts and deal newsletters today are not personalized. They send out a broad selection of alerts from different origins of airports to wherever it is cheapest.

🧬 The Solution



THE SOLUTION
OneAir
All-in-one, members-only, personalized flight deal platform
ATPCO, OAG, GDS (Global flight Inventory)
AI
Intelligence engine scans and track millions of fares in real-time to top destinations worldwide.
DEAL
Sends the cheapest flight deal alerts to members 2-12 months in advance.

OneAir's technology uses artificial intelligence and proprietary algorithms to scan and track millions of fares in real-time every day to hundreds of destinations around the world. When the system finds an incredibly cheap flight deal, members receive an email and a mobile alert.

OneAir offers the best combination of a flight deal subscription service and a budget-friendly booking platform. A one-stop shop for all your travel needs!

Say goodbye to expensive travel and hello to exciting new adventures.

⚡ The Product


THE PRODUCT
OneAir
TRAVEL INSPIRATION & FLIGHT DEAL SUBSCRIPTION SERVICE/ BOOKING APP
Destination discovery based on budget, powered by AI
Instant access to flight deals from preferred airports
Instant email and mobile flight deal alerts
Access to private and corporate discounted airfares
Search & book destinations based on a budget
Book flights, hotels, cars & activities at wholesale rates
Priority Support
Latest Deals
Latest secret deals from your airports
New deals are added to the site regularly to give you a vast array of choices
Current Home Airport Selected
San Francisco (SFO)
Trending Deals
My Wishlist
My Destination Deal
Premium
Elite
Economy Class
Filters
Premium
64°F
Roundtrip
Economy
$850 $455
San Francisco to Barcelona, Spain
Availability from Dec 2023 - Mar 2024


Back
SFO to BCN
Select Departure
Select Return
A NEW WAY TO TRAVEL
oneclub.oneair.ai
Venice, Metropolitan ...
01 Sep - 03 Sep


Cheapest
$455.00. 15h 35m
Best
$455.00. 15h 35m
Fastest
$651.00. 13h 40m
Feb 05 - Feb 12
7 days, Mon - Mon
$455
roundtrip per traveler
SFO
04:40 PM
15h 35m (1 stop)
2h 50m in LIS
BCN
05:15 PM
Flight Details
Select departure
Feb 05 - Feb 12
7 days, Mon - Mon
$455
roundtrip per traveler
SFO
04:40 PM
18h 40m (1 stop)
BCN
08:20 PM
Filter
Savings of up to 40-90% off your trip!
Book Cheap Flights, Hotels, Rental Cars & Activities Worldwide at Wholesale Rates!
GET IT ON Google Play
Download on the App Store
Hotel Foscari Palace
Cannaregio 4200/1/2, Venice
0.88 miles from (City Center)
Retail Price $902.06
Total Price $619.12
Inclusive taxes and fees
$302.01
Per night
Add to compare

No more wasting precious time scouring the internet for the best deal. Simply pack your bags and let us handle the rest! We bring the deals to you. Never overpay for flights again!

⚙️ How OneAir Works


HOW ONEAIR WORKS
OneAir
Departure Airports
Select your departure home airport you travel through often
Current Home Airport Selected
San Francisco (SFO)
Add additional airports to receive more deals
San Jose (SJC)
Select additional airports
All Inboxes
San Francisco to Europe (RT, Economy) — $455 to $667 (Sep 2023 - Feb 2024)
Economy Class
to
Europe
Back
SFO to BCN
Feb 05 - Feb 12 | Economy | 1 traveler
Select Departure
Select Return
Prices displayed include taxes and may change based on availability. You can review any additional fees before check out. Prices are not final until you complete your purchase.
Cheapest
$455.00. 15h 35m
Best
$455.00. 15h 35m
Fastest
$651.00. 13h 40m
Feb 05 - Feb 12
7 days, Mon - Mon
$455
roundtrip per traveler
SFO
04:40 PM
15h 35m (1 stop)
2h 50m in LIS
BCN
05:15 PM
Flight Details
Select departure
1. SELECT YOUR DEPARTURE AIRPORTS
2. GET INSTANT CHEAP FLIGHT DEAL ALERTS
3. BOOK FLIGHTS

1. Select your departure airports

Choose your departure home airport that you travel through often and add additional airports you want to receive the deals from.

2. Get instant cheap flight deal alerts

Our platform uses artificial intelligence and proprietary algorithms to scan and track millions of fares in real-time to amazing destinations worldwide. When the system finds an incredibly cheap flight deal, you will receive an instant email and a mobile alert.

3. Book flights

Choose and book your flight deals based on real-time airline pricing and flight availability. Free cancellation - There's no fee to cancel within 24 hours of booking.

❤️ Product Highlights



KEY PRODUCT FEATURES
OneAir
Explore the world
Your Budget
$600
Where From
San Francisco (SFO)
San Jose (SJC)
Where To
Europe
Asia
Italy (IT)
When
Jan 2023
Mar 2023
Apr 2023
Cabin Class
Business Class
Economy
San Francisco (SFO), San Jose (SJC)
Destinations
Conquer your bucket list
Work through your travel bucket list, add your friends and family's home countries and specify preferred month to travel. We'll monitor these destinations, and we will send you all the amazing deals we find.
My Destinations
2 Deals Available
France
Edit
Remove
Nov 2023
Dec 2023
Jan 2024
Feb 2024
Mar 2024
Apr 2024
oneclub.oneair.ai
OneClub
Venice, Metropolitan ...
01 Sep - 03 Sep 2 1
Hotel Foscari Palace
Cannaregio 4200/1/2, Venice
0.88 miles from (City Center)
Retail Price
Total Price
$619.12
Inclusive taxes and fees
$302.01
Per night


Change explore
Add to compare
EXPLORE THE WORLD BASED ON YOUR BUDGET
SETUP FAVORITE DESTINATION DEAL ALERTS
ONECLUB EXCLUSIVE: BOOK HOTELS, CARS & ACTIVITIES AT WHOLESALE RATES

Explore the world on a budget!

Our Explore the World tool is a passport to adventure. Members can simply set their flight budget, destinations, and travel months. OneAir will show them all of the amazing destinations that they can fly to for that price or even less. No stress, no fuss –It's the easiest way to find a new adventure.

Setup Favorite Destination Alerts:

Members can work through their travel bucket list, add their friends and family's home countries and select their preferred departure month(s) to travel. We'll monitor these destinations and send them all the amazing deals we find.

Introducing OneClub Exclusive:

With OneClub, now members can book hotels, rental cars and activities at wholesale rates! We negotiate the best deals so that our members can sit back, relax, and plan their next big adventure.

Compare our prices to major travel websites like Expedia®, Orbitz®, Booking.com®, Hotwire®, and even the hotel's direct website.

Watch the membership pay for itself through the first booking. No more hunting around for coupon codes and sales.

🏢 Business Model


BUSINESS MODEL
OneAir
• Combination of Subscription and Transactional revenue
• Acquire new customers via social media campaigns, affiliate, referral and viral marketing.
• More growth via adding new revenue streams, product enhancements and entering the Asian, Oceanian, European markets.


ONEAIR PAID PLANS & PRICING
Members receive unlimited flight deals to top destinations worldwide from their preferred airports
OneAir
Premium
Premium members save an average of $500 on each international flight.
Economy Class Deals
Access to flight deal booking platform
Access to OneClub Exclusive
$29
per year
Elite
Elite members save on average of $2,000 on each international flight.
All Premium benefits, plus:
Business Class Deals
First Class Deals
Premium Economy Class Deals
Access to flight deal booking platform
Access to OneClub Exclusive
$79
per year

- OneAir is a subscription based members-only community for the modern traveler.
- Grew new signups over 300% MoM and $75K GMV in just 3 months since launch. This is just the beginning.

- Freemium model with a consistent 10% conversion from "Free Basic" to "Paid Membership" plans.
- We have an efficient CAC by utilizing several strategies which include leveraging affiliate marketing, social media campaigns, referrals and viral strategies.

📊 Subscription Revenue (ARR)/ Booking Transactional Revenue Projection

At 3 million paid subscribers, our projected revenue is $72 Million.


REVENUE GROWTH
United States + International
Subs Rev
Booking Rev
60M
50M
40M
30M
20M
10M
0
300K
60K
1.5M
300K
15M
3M
30M
6M
60M
12M
2023
2024
2025
2026
2027
PAID SUBSCRIBER GROWTH
United States + International
3M
2.5M
2M
1.5M
1M
500K
0
15K
75K
750K
1.5M
3M
2023
2024
2025
2026
2027

FINANCIAL PROJECTIONS (NET REVENUE)

US$	2023	2024	2025	2026	2027
Total NET Revenue	360,000	1,800,000	18,000,000	36,000,000	72,000,000
Subscription revenue	$300,000	$1,500,000	$15,000,000	$30,000,000	$60,000,000

Booking NET Revenue + Corporate Revenue	60,000	300,000	3,000,000	6,000,000	12,000,000
COGS	**36,000**	**180,000**	**1,800,000**	**3,600,000**	**7,200,000**
Gross Profit	**324,000**	**1,620,000**	**16,200,000**	**32,400,000**	**64,800,000**
Op Ex (Total)	**588,800**	**1,701,000**	**14,580,000**	**27,540,000**	**51,840,000**
Development	276,000	743,400	5,656,000	10,480,000	16,624,000
Sales & Marketing	235,520	680,400	5,832,000	11,016,000	20,736,000
Operations & Infrastructure	77,280	277,200	3,092,000	6,044,000	14,480,000
Net Profit	**-264,800**	**-81,000**	**1,620,000**	**4,860,000**	**12,960,000**

**Forward-looking projections cannot be guaranteed.*

🏆 Competition


COMPETITION
OneAir AI
OneAir offers the best combination of a flight deal subscription service and a booking platform. A one-stop shop for all your travel needs!
Convenience
Next Vacay
Thrifty Traveler
Jacks Flight Club
Dollar Flight Club
Going
Quality Deals

COMPARISON

	OneAir AI	Next Vacay	Thrifty Traveler	Jack's Flight Club	Dollar Flight Club	Going

	Comprehensive Flight Deal Portal	✓	✗	✗	✓	✓	✓
	Offer Economy Class Deals	✓	✗	✗	✗	✗	✗
	Offer Premium Economy, Business, & First Class Deals	✓	✗	✓	✗	✓	✓
Convenience	Book flights	✓	✗	✗	✗	✗	✗
Convenience	Book hotels, cars and activities	✓	✗	✗	✗	✗	✗
Convenience	Accredited Travel Agency	✓	✗	✗	✗	✗	✗
Convenience	Customer Support (Live Agent)	✓	✗	✗	✗	✗	✗
Convenience	iOS & Android App	✓	✗	✗	✓	✗	✗
	Plans & Pricing (Annual Membership)	Premium $29 / Elite $79	Premium $25	Premium $69.99 / Premium Plus $89.99	Premium $49	Premium $69 / Premium Plus $89	Premium $49 / Elite $199

The comparison we've put together is based on OneAir's AI technology, features, functionality, reliability, customer support and finally the value you get for the price.

All-in-one modern flight deal subscription service and budget-friendly booking engine:

What sets OneAir apart from the competition is our AI based proprietary algorithm that scans and tracks millions of airfares in real-time every day to amazing destinations all over the world. Using our platform, members can find cheap flight deals from trusted, top-rated airlines and book heavily discounted flights around the world.

All of our deal alerts include a booking link, fare details, travel dates, airline details and estimates on how long the deals might last before the ticket prices go back up.

Unlike most online travel booking systems, we don't show cached results. OneAir guarantees accuracy and bookability through real-time airline pricing and flight availability. There is zero discrepancy between the flight search results and final pricing.

💕 OneAir Advantage

Exclusive access to members-only airfares:

OneAir members get exclusive access to a vast array of pre-negotiated private and corporate discounted fares that are unavailable to the public. OneAir has direct contracts with multiple airline consolidators, wholesalers, and travel suppliers which allows us to provide unmatched savings to our members.

The Impact:

Our members save an average of $500 on each international economy flight and up to $2,000 on each business class flight.

Unmatched customer support:

Anytime our members need to contact a OneAir agent for customer support, we're here to ensure that they have an outstanding customer experience. Members can relax and book confidently because they are our number one priority.

Introducing OneClub Exclusive:

With OneClub, now our members can book hotels, rental cars and activities at wholesale rates!

Available on iOS and Android:

No matter which smartphone camp you're in, you can get the traveler friendly OneAir mobile app and make your travel booking a better, stress-free experience.

🎯 What's on the Roadmap?

We have an exciting roadmap of new products, functionality and innovative features, some of which are already being designed and built. We plan to roll out these new products and features in the next upcoming months.

- Continue listening to our members community and delivering features they want and need

Here's a sneak peek of what's to come!



VISIONARY ROADMAP
OneAir
101100
00100100
010100
API
BLOG
Analyze customer data to recommend future destinations of interest.
Connect with APIs for ancillary revenue:
• Vacation Rentals
• Crusies
• Package Tours
• Hostels
• Events
• Concerts
• Insurance
Travel Media company
• Travel advisory and guides on using points and miles
• Partner with airlines and credit card companies to promote travel related products such as credit cards, airlines offers, etc.
Travel Management company
• Become an expense and travel management company that will provide an all-in-one travel and expense solution
Provide our API to travel companies to extend our customer reach.
• White label
• XML integrations

🗺️ Where will OneAir expand?

Aixpanding globally into Canada and India by early 2024 as well as Singapore, Australia, Germany and UK by 2025.

ENTER NEW MARKET

2024


Canada
ATLANTIC OCEAN
PACIFIC OCEAN
PACIFIC OCEAN
India
INDIAN OCEAN

ENTER NEW MARKET

2025


United Kingdom
Germany
ATLANTIC OCEAN
PACIFIC OCEAN
PACIFIC OCEAN
Singapore
INDIAN OCEAN
Australia

🙏 Why invest in OneAir

Right Market Timing: Tourism has continued to show its resilience. More than 900 million tourists travelled internationally in 2022 – double the number recorded in 2021. International tourism receipts grew back to hit the USD 1 trillion mark in 2022, growing 50% in real terms compared to 2021.

Travelers Challenge Today: Planning a trip can be quite stressful. The average traveler visits 20+ sites to finalize and book a single trip. Jumping from app to app and spending countless hours searching for the best travel offers can leave anyone frustrated. OneAir aims to help travelers enjoy their trip instead of spending needless time worrying about getting the best flight deal.

Next-Gen Travel Platform Powered by AI: OneAir technology processes live airline data via AI powered algorithms to determine what is a good price based on historical fares, how popular the route is, and how popular that particular date pair is. We scan and track millions of fares in-real time every day to hundreds of destinations around the world. OneAir offers the best combination of a flight deal subscription service and a budget-friendly booking platform. A one-stop shop for all your travel needs!

World Class Team: OneAir is led by a highly experienced team of engineers, data scientists and innovators who are supported by a group of senior advisors that includes recognized industry experts.

This raise will be spent on:

- Launching multiple customer acquisition and marketing campaigns
- Enhancing our AI data science capabilities
- Adding new products and features
- Onboarding new partners
- Expanding our technology footprint and operations teams

- Customer service team to ensure the best possible experience for our users at all times

🚀🤝 Become a OneAir owner and help us revolutionize Travel!


OneAir was started in 2020 with our love for travel + technology.
Invest in OneAir and keep us going on our journey.
Thank you for your support!
Invest now
OneAir
OneAir Investment
Confidential and proprietary.
Copyright (c) by OneAir. All rights reserved.
GET IT ON Google Play
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